Immersion Corporation

50 Rio Robles

San Jose, CA 95134

November 4, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief Rebekah Lindsey, Staff Accountant Joyce Sweeney, Senior Staff Accountant

Re:	Immersion Corporation Form 10-K for the Fiscal Year Ended December 31, 2014 Form 10-Q for Quarterly Period Ended June 30, 2015 File No. 000-27969

Ladies and Gentlemen:

On behalf of Immersion Corporation (“Immersion” or the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 28, 2015, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”) and the Company’s Form 10-Q for the quarterly period ended June 30, 2015 (the “Form 10-Q”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bolded italics.

Form 10-K for the Year Ended December 31, 2014

Item 9A.   Control and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 77

1.	We note your disclosure that management’s assessment of internal control over financial reporting was conducted using the criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In future filings, please revise to refer to the specific COSO framework, e.g. 2013, to clearly identify the framework management used in its assessment. Refer to Item 308(a)(2) of Regulation S-K.

Securities and Exchange Commission

November 4, 2015

The Company acknowledges the Staff’s comment. The Company will refer to the specific COSO framework management used in its assessment of internal control over financial reporting in its subsequent filings on Form 10-K.

Form 10-Q for the Quarterly Period Ended June 30, 2015

Six Months Ended June 30, 2015 Compared to Six Months Ended June 30, 2014

Provision for Taxes, page 23

2.	You disclose that the reorganization process is expected to be complete by December 2015 and that it will result in a lower percentage of pre-tax income being subject to U.S. federal statutory tax rate. In your second quarter earnings call, management indicates that the transition period related to the reorganization could be for as long as 5 years and that during the transitional period you expect additional taxes of $2 million on an annual basis. Also noted in this call are management comments that you are assuming an effective tax rate of up to 78% for 2015 as a result of the transitional fluctuations. Please describe for us the reorganization that is expected to be completed by December 2015. Describe for us the nature of the transactions expected to be undertaken during the transition period, the reasons why the transitional period could last up to 5 years, and why there will be annual additional non-cash tax expense during the transitional period.

In response to the Staff’s first question relative to the nature of the reorganization, the Company commenced a restructuring of its international operations in the first half of 2015 which is expected to be completed by December 2015. As described in the Company’s Form 10-Q for the period ended June 30, 2015, “the purpose of this reorganization is to more closely align our corporate structure with the international nature of our business activities and includes an international structure that, among other things, consists of research and development cost-sharing arrangements, certain licenses and other contractual arrangements between the Company and its wholly owned foreign subsidiaries.” As of June 30, 2015, the remaining activities required to be completed were primarily related to the execution of certain intercompany agreements including its intercompany licensing arrangement and various cost sharing arrangements. These remaining activities were largely completed on October 1, 2015 and have been incorporated in the Company’s estimated tax rate as of both June 30, 2015 and September 30, 2015. The Company would like to advise the Staff that there are no additional expenses (severance or otherwise) incurred in relation to the above discussed reorganization outside of those related to income taxes.

In response to the Staff’s second question relative to the reason that the transition period could last up to five years, the Company respectfully advises the Staff that the remarks made by management on its second quarter earnings call indicating that “the transition period related to the reorganization could be for as long as 5 years or it could end as early as 2017” refer to the tax expense impact of the application of Accounting Standards Codification 740-10-25-3(e) and Accounting Standards Codification 810-10-45-8 (“ASC 740 & ASC 810”) to the intercompany profit earned by the Company on the sale of intellectual property (“IP”) rights to its international

Securities and Exchange Commission

November 4, 2015

subsidiary which took place on July 1, 2015. Management’s intent was to communicate that the increase in tax expense resulting from this transfer will last for 5 years as a result of the application of ASC 740 & ASC 810, not that the reorganization could take up to 5 years to be completed. Management’s reference to 2017 was in relation to a potential change in the guidance of ASC 740 as proposed by the Financial Accounting Standards Board in their Exposure Draft issued January 22, 2015.

In response to the Staff’s question relative to the reason for the annual non-cash tax expense during the transitional period, the Company also respectfully advises the Staff that the Company had federal net operating loss carryforwards (“NOLs”) of $57.6 million as of December 31, 2014, available to reduce taxes paid in cash. The Company advises the Staff that management’s remarks concerning “annual additional non-cash tax expense during the transitional period” referred to the tax expense to be recognized over the five-year life of the IP as a result of ASC 740 & ASC 810 financial accounting treatment for income taxes incurred on the intercompany profit arising from the sale of the IP rights. The additional tax was characterized as “non-cash” due to the Company’s planned utilization of the available NOLs.

In order to further clarify this last point, the Company has updated its Form 10-Q for the quarter ended September 30, 2015 to include the following disclosure related to the planned utilization of these net operating losses:

As of September 30, 2015, we recorded deferred charges related to the deferral of income tax expense on intercompany profits that resulted from the sale of our intellectual property rights described above. The deferred charges are included in the “prepaid expenses and other current assets” and “prepaid income tax” lines of the consolidated balance sheets in the amounts of $2.0 million and $7.5 million, respectively. The deferred charges are amortized as a component of income tax expense over the five-year economic life of the intellectual property. During the three- and the nine-months ended September 30, 2015, we amortized approximately $500k of these deferred charges.

3.	Starting in your next Form 10-Q, in light of the significance of the expected impact, please more clearly describe your expectations and the uncertainties with respect to the impact on the company’s results of operations attributable to the reorganization and the transitional period. Refer to Item 303(b) of Regulation S-K.

The Company acknowledges the Staff’s comment and has included the following additional disclosure in its Form 10-Q filed on October 30, 2015 to more clearly describe the Company’s expectations and uncertainties with respect to the impact on the Company’s results of operations attributable to the reorganization:

We expect that this reorganization will result in a lower percentage of pre-tax income being subject to U.S. federal statutory tax rate. However, the realization of any expected tax benefits is contingent upon numerous factors, including our ability to achieve our projected revenue and earnings both domestically and in the various countries in which the reorganization took place and the judgments of tax authorities in several jurisdictions which may impact our ability to realize the benefits from this reorganization. A change in these factors in future periods relative to our current assumptions may result in additional income tax expense being recorded in future filings.

Securities and Exchange Commission

November 4, 2015

Additionally, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

***

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (408) 350-8819.

Sincerely yours,

/s/ Amie Peters

Amie Peters

General Counsel and SVP, Legal

cc:	Paul Norris, Immersion Corporation

Jeffrey Vetter, Fenwick & West LLP

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